UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2019 (MM/DD/YY) AND ENDING 12-31-2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADERFIELD SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 BROADWAY 21 FLOOR
(No. and Street)

NEW YORK	NEW YORK	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIO DIVITA 212-966-9553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Ln Ste 214	Frankfort	ILL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARIO DIVITA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADERFIELD SECURITIES, as of FEBRUARY, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT E MEYER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6358188
Qualified in Richmond County
Commission Expires 05/08/2021

2/28/2020

Notary Public

Signature

CEO/CCO/FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADERFIELD SECURITIES INC.
FINANCIAL REPORT
DECEMBER 31, 2019

SEC ID #8-38086
Filed pursuant to Rule 17a-S(e)(3) as a PUBLIC Document

Table of Contents

TRADERFIELD SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31,2019

Assets		
Cash and Cash Equivalents	$	22,458
Receivable from Clearing Firm		9,673
Clearing Deposit		25,000
Prepaid Expenses		1,494
Total Assets	$	58,625
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Acrued Expenses	$	8,568
Stockholder's Equity		
Common stock, no par value, 200 shares authorized 100 shares issued and outstanding		-
Additional paid in capital		56,949
Retained earnings(deficit)		(6,892)
Total Stockholder's Equity		50,057
Total Liabilities and Stockholder's Equity	$	58,625

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR DECEMBER 31, 2019

Revenues:	
Commissions	$ 312,286
Other Income	44,519
Total Revenue	356,805
Expenses	
Salaries & Commissions	$ 255,337
Clearing Costs	72,602
Corp Taxes	275
Regulatory Fees	25,384
Professional Fees	7,263
Payroll taxes	1,150
Office supplies amd other expenses	9,515
Continuing Ed	6,386
Rents	12,600
Insurance Expense	2,171
Computer and Internet	8,085
Telephone	3,505
Total Expenses	404,273
Net Income(loss)	$ (47,468)

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR DECEMBER 31, 2019

	Common Stock		Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	**Amount**			
Balance January 1 2019	100	-	$ -	$ 40,576	$ 40,576
Stockholder's Contribution	-	-	56,949	-	$ 56,949
Net Income(Loss)	-	-	-	(47,468)	(47,468)
Balance, December 31, 2019	100	$ -	$ 56,949	$ (6,892)	$ 50,057

See accompanying notes to financial statements.

TRADERFIELD SECURITIES, INC
STATEMENT OF CASHFLOWS
FOR THE YEAR DECEMBER 31, 2018

Cash Flows from Operating Activites:	
Net Income(Loss)	$ (47,468)
Changes in Operating assets and liabilities:	
Receivable from clearing firm	14,699
Prepaid Expense	930
Accounts Payable/ Acrued Expenses	(7,070)
Net Cash used in Operating Activites	(38,909)
Cash Flows from Financing Activities:	
Stockholders Contributions:	56,949
Net Cash provided by Financing Activities:	56,949
Net Increase in Cash	18,040
Cash and Cash Equivalents, Beginning of Year	4,418
Cash and Cash Equivalents, End of Year	$ 22,458

See accompanying notes to financial statements.

TRADERFIELD SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. Organization and Nature of Business

Traderfield Securities Inc. (the "Company"} is a New York corporation organized on June 6, 1987. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC}, is a member of the Financial Industry Regulatory Authority (FINRA} and the Securities Investor Protection Corp (SIPC}. The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as an introducing securities broker-dealer.

The Company clears all of its transactions through a clearing broker dealer. The Company acts as an introducing broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2}(ii }.

On July 31, 2019, 95% of the company was sold to BDM Partners LLC. The remaining shares are still retained by Mario Divita.

The accompanying financial statements present the financial position, results of operations, and cash flows of the company on a stand-alone basis. The costs incurred by BDM Partners LLC to acquire the stock of the company have not been pushed down to the Company ' s accounting records.

2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP " } as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

The financial statements have been applied on a consistent basis with that of the preceding period.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Clearing Firm

Receivable from clearing firm consists of amounts from the Company's clearing firm, Axos Clearing for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2019.

New Accounting Standard

On January 1, 2019 the company adopted ASC Topic 842 Leases ("Topic 842"). This standard requires leases requires to recognize most leases on their balance sheet as a right-of-use asset with a corresponding liability. Additional qualitative and quantitative disclosures are also required. The company adopted the practical expedient and made an accounting policy election allowing leases to not recognize right-of-use assets and liabilities with a term of 12 months or less. The adoption of Topic 842 had no impact on the financial statements or disclosures.

Brokerage Commissions - The Company buys and sells securities on behalf of certain of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred.

Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits. Accordingly, no provision or liability for income taxes has been included in the accompanyingfinancial statements.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" or being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2019.

Use of Estimates

The financial statements are presented in accordance with GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2019, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information.

Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation.

3. Lease Commitments

The Company does not have any lease obligations.

4. Contingencies

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker dealer is unable to fulfill their contractual obligation.

5. Guarantees

The Company has certain obligations to indemnify its management for certain events or occurrences while the individuals are or were serving at the company's request in such capabilities. The maximum liability under these obligations is unlimited; however, the company's insurance policy serves to limit its exposure.

6. Net Capital Requirements

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $48,576 which was $43,576 in excess of the amount required. The company's net capital ratio was 0.18 to 1.

TRADERFIELD SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

Total stockholders' equity	$ 50,057
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(1,494)
Net capital before haircuts on securities positions	48,563
Less haircuts on securities positions	-
Net Capital	$ 48,563
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 8,568
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 43,563
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 43,563
Percentage of aggregate indebtedness to net capital is	0.18

See Report of Independent Registered Public Accounting Firm.

TRADERFIELD SECURITIES
MEMBER FINRA SIPC

TRADERFIELD SECURITIES, INC.

EXEMPTION REPORT

Traderfield Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule I 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)
2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended December 31, 2019 without exception.

Traderfield Securities, Inc.

I, Mario Divita, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By Mario Divita
FINOP February 24, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

3*3*******710*******************ALL FOR AADC 100
38086 FINRA DEC
TRADERFIELD SECURITIES INC
120 BROADWAY FL 21
NEW YORK, NY 10271-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 426,30

B. Less payment made with SIPC-6 filed (**exclude interest**) ((620 65) 7/19)

______________ (194.35 Bal)
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ ______________

Bal Lef Due 194.35

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trader Field Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO/CCO/CFO
(Title)

Dated the 7 day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 356805
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	72602
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	76202
2d. SIPC Net Operating Revenues	$ 284203
2e. General Assessment @ .0015	$ 426.30 (to page 1, line 2.A.)